AIRO Group Holdings, Inc.

5001 Indian School Road NE, Suite 100

Albuquerque, NM 87110

September 9, 2025

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenny O’Shanick

Re:	AIRO Group Holdings, Inc.
Registration Statement on Form S-1, as amended (File No. 333-290109)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AIRO Group Holdings, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on September 10, 2025, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Christina Roupas of Cooley LLP at (312) 881-6670 or, in her absence, Courtney Tygesson of Cooley LLP at (312) 881-6680.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

AIRO Group Holdings, Inc.

/s/ Captain Joseph D. Burns
By:	Captain Joseph D. Burns
Title:	Chief Executive Officer

cc:
Dr. Chirinjeev Kathuria, AIRO Group Holdings, Inc.
Christina Roupas, Cooley LLP
Yvan-Claude Pierre, Cooley LLP
Courtney Tygesson, Cooley LLP
Grady Chang, Cooley LLP
Jonathan Sarna, Latham & Watkins LLP